April 28, 2000


               QUARTERLY REPORT TO THE LIMITED PARTNERS
                     OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 2000 and 1999, total revenues increased 7.9% from $700,968 to $756,157 and total expenses increased 4.8% from $410,361 to $430,140. As a result, net income increased 12.2% from $290,607 for the three month period ended March 31, 1999, to $326,017 for the same period in 2000. The revenue increase can be attributed to an increase in rental income as a result of higher occupancy rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 84.6% for the three month period ended March 31, 2000, compared to 82.7% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $15,800 (4.7%) primarily due to increases in yellow pages advertising costs, maintenance and repair expense and property management fees, partially offset by a decrease in security expenses. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $4,000 (5.2%) primarily as a result of an increase in incentive management fees. Incentive manage-ment fees, which are based on cash available for distribution, increased as a result of the increase in net income.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President